AGRIFORCE GROWING SYSTEMS, LTD.

300-2233 Columbia Street

Vancouver, BC V5Y0M6

May 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AgriForce Growing Systems, Ltd.
Registration Statement on Form S-1
File No. 333-284736
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AgriForce Growing Systems, Ltd. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-284736), as amended (the “Registration Statement”), so that it may become effective at 4:45 p.m. Eastern Time on Tuesday, May 13, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

AGRIFORCE GROWING SYSTEMS, LTD.

/s/ Jolie Kahn
Jolie Kahn
CEO